EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(In thousands, except ratios)	2012	2011
	(unaudited)
Earnings:
Net income	$55,099	$10,199
Add:
Provision for income taxes	30,395	5,614
Fixed charges	72,039	31,702
Less:
Capitalized interest	(8,631)	(4,214)
Earnings as adjusted (A)	$148,902	$43,301
Fixed charges:
Interest expense	$63,018	27,163
Capitalized interest	8,631	4,214
Interest factors of rents (1)	390	325
Fixed charges as adjusted (B)	$72,039	$31,702
Ratio of earnings to fixed charges ((A) divided by (B))	2.07	1.37

(1)    Estimated to be 1/3 of rent expense.